FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated August 13, 2013, announcing the receipt of a Nasdaq notice.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. GRANTED EXTENSION TO REGAIN COMPLIANCE WITH NASDAQ LISTING RULE 5550(B)(1)

ATHENS, GREECE--(Marketwired - August 13, 2013) - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that it has received a notice from the Nasdaq Capital Market ("NASDAQ" or the "Capital Market"), dated August 7, 2013, granting the Company an extension of time until October 28, 2013 to regain compliance with the NASDAQ Listing Rule 5550(b)(1).

Under the terms of the extension, on or before October 28, 2013, the Company must furnish to the Securities and Exchange Commission and NASDAQ a publicly available filing that, among other things, evidences compliance with the minimum $2.5 million stockholders' equity requirement. In the event the Company does not satisfy the terms of the extension, the Company expects to be notified that its securities will be subject to delisting. At that time, the Company may appeal NASDAQ's determination to a Hearings Panel.

The Company is working on implementing a plan that it will enable to regain compliance with the NASDAQ Listing Rule 5550(b)(1) by October 28, 2013.

This notification has no effect on the listing status of the Company's common stock at this time.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

As of today, the Company's fleet consists of four dry bulk carriers (two Panamax and two Supramax vessels) with a total carrying capacity of approximately 255,109 dwt and an average fleet age of 12.4 years.

The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP."

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: August 13, 2013

/s/ Christina Anagnostara
By: Christina Anagnostara
Chief Financial Officer